FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR May 24, 2007

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                              FORM  51-102F3

                         MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013


Item 2   Date of Material Change
         -----------------------

         May 23, 2007


Item 3   News Release
         ------------

         Issued May 23, 2007 and disseminated via Business Wire.


Item 4   Summary of Material Change
         --------------------------

VANCOUVER, CANADA, May 23, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), announced it completed the initial production run of BioOil(R) in its new generation plant in Guelph, Ontario, Canada. Intermediate grade BioOil(R), which has higher calorific value than regular BioOil(R), was produced. The run is the first of a number of test runs planned that are designed to take the plant to full production in accordance with the commissioning plan underway. Approximately 40 cubic meters of wood were processed. The first run was at the equivalent daily rate of 50 tonnes of feedstock processed and the second at a rate of 100 tonnes. Dynamotive and Tecna's engineers are currently reviewing operational data and testing is being conducted on the fuel produced.
Data will be posted on Dynamotive's website www.dynamotive.com as it becomes available.



Item 5   Full Description of Material Change
         -----------------------------------

5.1 Full Description of Material Change

VANCOUVER, CANADA, May 23, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), announced it completed the initial production run of BioOil(R) in its new generation plant in Guelph, Ontario, Canada. Intermediate grade BioOil(R), which has higher calorific value than regular BioOil(R), was produced. The run is the first of a number of test runs planned that are designed to take the plant to full production in accordance with the commissioning plan underway.

Approximately 40 cubic meters of wood were processed. The first run was at the equivalent daily rate of 50 tonnes of feedstock processed and the second at a rate of 100 tonnes. Dynamotive and Tecna's engineers are currently reviewing operational data and testing is being conducted on the fuel produced. Data will be posted on Dynamotive's website www.dynamotive.com as it becomes available.

Dynamotive plans to market this renewable fuel with the name 'BioOil Plus' as a green and cost competitive alternative to heating oil, fuel oil, natural gas and propane in industry. Industrial fuels represent approximately 20% of hydrocarbon use worldwide.

Further, Dynamotive demonstrated in earlier tests that BioOil Plus can be used as an input to Biomass to Liquid Processes (BTL) as a cost effective means of delivering biomass energy to these plants and in doing so break down cost and logistic barriers to the production of mobile fuels from biomass. Specification on BioOil Plus and industrial application information for the fuel are available at the company's website.

"Cellulose-based fuels present the next frontier in sustainability and Dynamotive's pioneering position in advanced generation biofuels is further enhanced through the achievement of this new milestone. Dynamotive believes that BioOil presents a third alternative liquid fuel to coexist with ethanol and biodiesel," said Dynamotive's President and CEO Andrew Kingston. "By being able to exploit any cellulose raw materials, e.g. forest industry residues, bark, biomass from fields I believe we can become a great contributor to the energy mix and accelerate the adoption of cellulose based fuels."

Recently, at a renewable energy conference in Buenos Aires, Argentina, Kingston announced that the company reached an agreement in principle with the Provincial Government of Corrientes, in northeast Argentina, for Dynamotive, its affiliate, local and international partners to develop, subject to financing and other conditions, six similar plants in that country at a total estimated cost of US $120 million.

Dynamotive has its other plant in West Lorne, Ontario, located midway between Toronto and Detroit, Michigan now undergoing an upgrading of its systems; information on this plant operations and the status of the current upgrade can also be followed in the company's website.


5.2  Disclosure for Restructuring Transactions

     N/A


Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable


Item 7   Omitted Information
         -------------------

         Not applicable




Item 8   Executive Officer
         -----------------

         Contact:      Andrew Kingston, President & CEO
         Telephone:   (604) 267-6013

Item 9   Date of Report
         --------------

         May 23, 2007

        DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                            (signed)      "Andrew Kinston"
                                           Andrew Kingston
                                           President & CEO

DYNAMOTIVE ENERGY SYSTEMS CORPORATION      News Release:  May 23, 2007

       DYNAMOTIVE ANNOUNCES BIOOIL(R) PRODUCTION AT GUELPH PLANT
       CELLULOSE BASED BIOOIL AIMED AT INDUSTRIAL FUELS MARKET
                      And INPUT TO BTL PLANTS

VANCOUVER, CANADA, May 23, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), announced it completed the initial production run of BioOil
(R) in its new generation plant in Guelph, Ontario, Canada. Intermediate grade BioOil(R), which has higher calorific value than regular BioOil(R), was produced. The run is the first of a number of test runs planned that are designed to take the plant to full production in accordance with the commissioning plan underway.

Approximately 40 cubic meters of wood were processed. The first run was at the equivalent daily rate of 50 tonnes of feedstock processed and the second at a rate of 100 tonnes. Dynamotive and Tecna's engineers are currently reviewing operational data and testing is being conducted on the fuel produced. Data will be posted on Dynamotive's website www.dynamotive.com as it becomes available.

Dynamotive plans to market this renewable fuel with the name 'BioOil Plus' as a green and cost competitive alternative to heating oil, fuel oil, natural gas and propane in industry. Industrial fuels represent approximately 20% of hydrocarbon use worldwide.

Further, Dynamotive demonstrated in earlier tests that BioOil Plus can be used as an input to Biomass to Liquid Processes (BTL) as a cost effective means of delivering biomass energy to these plants and in doing so break down cost and logistic barriers to the production of mobile fuels from biomass. Specification on BioOil Plus and industrial application information for the fuel are available at the company's website.

"Cellulose-based fuels present the next frontier in sustainability and Dynamotive's pioneering position in advanced generation biofuels is further enhanced through the achievement of this new milestone. Dynamotive believes that BioOil presents a third alternative liquid fuel to coexist with ethanol and biodiesel," said Dynamotive's President and CEO Andrew Kingston. "By being able to exploit any cellulose raw materials, e.g. forest industry residues, bark, biomass from fields I believe we can become a great contributor to the energy mix and accelerate the adoption of cellulose based fuels."

Recently, at a renewable energy conference in Buenos Aires, Argentina, Kingston announced that the company reached an agreement in principle with the Provincial Government of Corrientes, in northeast Argentina, for Dynamotive, its affiliate, local and international partners to develop, subject to financing and other conditions, six similar plants in that country at a total estimated cost of US $120 million.

Dynamotive has its other plant in West Lorne, Ontario, located midway between Toronto and Detroit, Michigan now undergoing an upgrading of its systems; information on this plant operations and the status of the current upgrade can also be followed in the company's website.



About BioOil(R)

BioOil(R) is an industrial fuel produced from cellulose waste material.
When combusted it produces substantially less smog-precursor nitrogen oxides ('NOx') emissions than conventional oil as well as little or no sulfur oxide gases ('SOx'), which are a prime cause of acid rain. BioOil(R) and BioOil Plus are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program. BioOil(R) can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.



About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse-gas-neutral fast pyrolysis technology uses medium temperatures and oxygen-free conditions to turn dry, waste cellulosic biomass into BioOil(R) for power and heat generation. BioOil(R) can be further converted into vehicle fuels and chemicals. The final stages of the commissioning process at the Guelph plant and the reconstruction of the West Lorne plant may be seen by viewing photographs regularly posted on the company's website at www.dynamotive.com

Contacts:

Nigel Horsley, Executive Director, Communications and
Investor Relations,604-267-6028.

Nathan Neumer, Director, Communications, 604-267-6042

Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com


Forward Looking Statement
-------------------------
Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission.


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